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                              January 6, 2021

       Brian Finn
       Chief Executive Officer
       Rotor Acquisition Corp.
       405 Lexington Avenue
       New York, NY 10174

                                                        Re: Rotor Acquisition
Corp.
                                                            Amendment No. 1 to
Form S-1
                                                            Filed December 30,
2020
                                                            File No. 333-251521

       Dear Mr. Finn:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 1 to Form S-1

       General

   1. We note your disclosure that certain "anchor investors" have indicated an interest to purchase up to a
specific amount of common stock in the offering. Please identify these investors and clarify
the percentage that will be held by insiders if the "anchor investors"
                                                        purchase a combined 20%
of the shares in the offering. We also note your disclosure that
                                                        "[n]o assurances can be
given as to the amount of our securities the anchor investors may purchase in this
offering . . . ." So that investors will be able to understand the minimum amount of your shares
that will enter the public market through sales to the public, as opposed to the "anchor
investors" and existing shareholders, please disclose whether there is a ceiling on the
amount that may be purchased by these individuals and quantify any ceiling. If not, please
disclose the potential material impact on the public
 Brian Finn
Rotor Acquisition Corp.
January 6, 2021
Page 2
      investors. Finally, please also quantify the amount of vote of public investors that will be needed for approval of a business combination, assuming that the anchor investors purchase the maximum amount of shares in this offering and vote in favor of such combination.
2. We note your risk factor disclosure on pages 59 and 60 indicates that the exclusive forum provision in your certificate of incorporation will not be applicable to claims made under the Securities Act of 1933. The certificate of incorporation filed as exhibit 3.2 to your
      registration statement appears to provide that the Delaware Court of Chancery and the federal district court for the District of Delaware shall have concurrent jurisdiction for claims made under the Securities Act. Please revise your disclosure to clarify this aspect of the provision.
       You may contact Eric McPhee at 202-551-3693 or Robert Telewicz at 202-551-3438 if
you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Erin E. Martin at 202-551-3391 with any other questions.



                                                            Sincerely,
FirstName LastNameBrian Finn
                                                            Division of
Corporation Finance
Comapany NameRotor Acquisition Corp.
                                                            Office of Real
Estate & Construction
January 6, 2021 Page 2
cc:       Jeffrey M. Gallant, Esq.
FirstName LastName